
connors+compa
MEDIA + MARKETING CONSULTANTS

PATRICK J CONNORS · 3rd

Entertainment & Tech| Innovative Leadership| Beauty,Wellness,Fashion| Driving Revenue,Bringing the Edge

Greater Los Angeles Area · 500+ connections · Contact info

CONNORS + Compa
- Media + Marketing

John Carroll Univers

Featured


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(online)

Here's How Retail Brands Can Find Success in a Post-COVID World

PATRICK J CONNORS on LinkedIn

Whether we like it or not, we're all starting to settle into our "new normal" at home....

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Ex-InStyle publisher lands first client at ad firm

New York Post

There is life after Time Inc. Patrick Connors, who was out as publisher of InStyle last...



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Experience

connors+ company

Founding Partner
CONNORS + Company, LLC - Media + Marketing Consultants
Oct 2017 – Present · 2 yrs 8 mos

CONNORS + CO is a new kind of consulting firm that believes organic business growth starts with the 1:1 connections between your brand and your next consumer. With experience in branding, marketing and sales that will help your brand make these connections, profitably.


Ex-InStyle publisher lands first client at ad...

Connors and Company

GALVANIZED

Advisor
Galvanized
Oct 2017 – Present · 2 yrs 8 mos
Greater New York City Area

Building and driving partnerships for the brands Eat This, Not That www.eatthis.com and BestLife www.bestlifeonline.com

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SH

Brand Partnerships
Sweety High
Sep 2018 – Present · 1 yr 9 mos
Greater Los Angeles Area

Sweety High is an empowered destination for Gen Z females. As a vertically integrated media company consisting of a website, content studio, SH Music and SH Insights, we employ data, premium content, talent and audiences to create and distribute the cultural conversation.

Business Development Executive
AccuWeather · Contract
Mar 2020 – Present · 3 mos

Los Angeles Metropolitan Area

Advisor

Takezō™, LLC

Oct 2018 – Present · 1 yr 8 mos

Takezō - Enhancing the experiences of the motivated, cerebral, active and the strong. The Takezo vision is a world where everyone is able to achieve their mission and goals with purpose, without compromising their values.

...see mor

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Education

John Carroll University

1998 – 2002